Filed Pursuant to Rule 424(b)(3)
File Number 333-120973

PROSPECTUS SUPPLEMENT NO. 4
to Prospectus declared
effective on February 11, 2005,
as supplemented on March 28, 2005, April 6, 2005 and April 15, 2005
(Registration No. 333-120973)

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

This Prospectus Supplement No. 4 supplements our Prospectus dated February 11, 2005, Prospectus Supplement No. 1 dated March 28, 2005, Prospectus Supplement No. 2 dated April 6, 2005, and Prospectus Supplement No. 3 dated April 15, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 4 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2 and Prospectus Supplement No. 3.

This Prospectus Supplement includes the attached information, which was included in our Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission on April 29, 2005.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CYKN.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is May 6, 2005

DIRECTORS
SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS
EQUITY COMPENSATION PLAN INFORMATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
CHANGE IN ACCOUNTANTS
AUDIT FEES

DIRECTORS

     The following table sets forth, as of April 25, 2005, the names of, and certain information concerning, the persons nominated for election as Directors of Cyberkinetics:

Name	Age	Position
Timothy R. Surgenor	45	President, Chief Executive Officer, Director
John P. Donoghue, Ph.D.	56	Chief Scientific Officer, Director
Mark P. Carthy	44	Director
George N. Hatsopoulos, Ph.D.	78	Director
Nicholas G. Hatsopoulos, Ph.D.	43	Director
Philip W. Morgan	60	Director
Theo Melas-Kyriazi	45	Director
Daniel E. Geffken	48	Director

          None of the director-nominees were selected pursuant to any arrangement or understanding other than with the directors and executive officers of Cyberkinetics acting within their capacities as such.

Timothy R. Surgenor has been our President and Chief Executive Officer since January 2003 and Director since November 2002. From January 1999 to January 2003, Mr. Surgenor was Executive Vice President at Haemonetics Corporation (NYSE:HAE), which is a medical device company. From 1994 to 1999, Mr. Surgenor was President of Genzyme Tissue Repair, the cell therapy division of Genzyme Corporation (NASDAQ:GENZ). Previously, Mr. Surgenor was Executive Vice President and Chief Financial Officer of BioSurface Technology, Inc. and also held various positions in operations at Integrated Genetics. Mr. Surgenor received a B.A. in Biochemistry from Williams College in 1981 and an M.B.A. from Harvard Business School in 1987.

John P. Donoghue, Ph.D. has been our Chief Scientific Officer and Director since August 2002. He is also currently the Henry Merritt Wriston Professor at Brown University. Since 1991, Dr. Donoghue has been Chairman of the Department of Neuroscience and since 1998 he has served as Executive Director of the Brain Science Program at Brown University. Dr. Donoghue received an A.B. from Boston University in 1971, an M.S. in Anatomy from the University of Vermont in 1976 and a Ph.D. in Neuroscience from Brown University in 1979.

     Outside Board of Directors

          Mark P. Carthy has been a Director of our Company since August 2002. He is currently a General Partner at Oxford Bioscience Partners. Mr. Carthy joined Oxford Bioscience Partners in October 2000. From 1998 to 2000, he was an advisor to Kummell Investments Limited, a Morningside Group affiliate, on its venture capital portfolio. Prior to Kummell, he was employed as Chief Business Officer of Cubist Pharmaceuticals, Inc. (NASDAQ:CBST) and Senior Director of Business Development at Vertex Pharmaceuticals Inc. (NASDAQ:VRTX). He received his B.E. in Chemical Engineering from University College Dublin, Ireland in 1982, an M.S. in chemical engineering from University of Missouri in 1983 and a M.B.A. from Harvard Business School in 1987.

     Philip W. Morgan has been a Director of our Company since August 2003. He is currently a Venture Partner to Global Life Science Ventures. Mr. Morgan joined Global Life Science Ventures in 1996 after running a consultancy practice covering the pharmaceutical and medical device industries. Previously, Mr. Morgan was a Healthcare and Biotechnology Investment Specialist with 3i plc. Mr. Morgan has also held management roles with Rhône Poulenc (now Aventis (NYSE:AVE)), Johnson & Johnson (NYSE:JNJ) and C.R. Bard Inc. (NYSE:BCR). Mr. Morgan is a Director of the Global Life Science Ventures (GP) Ltd., the GLSV Special Partner Ltd. and Munich Biotech AG. He received his B.Sc. in Chemistry and Physics from the University of London in 1968 and his M.A. in Marketing from the University of Lancaster in 1971.

          George N. Hatsopoulos, Ph.D. has been a Director of our Company since August 2002 and is currently Chairman and Chief Executive Officer of Pharos, LLC. Dr. Hatsopoulos is the founder of Thermo Electron Corporation (NYSE:TMO) and served as Chairman and Chief Executive Officer from its founding in 1956 until his retirement in 1999. Dr. Hatsopoulos was trained at the National Technical University of Athens and Massachusetts Institute of Technology, where he received his Bachelors degree in 1949, his Masters degree in 1950, his Engineers degree in 1954, and his Doctorate degree in 1956. He was on the faculty of MIT from 1956 to 1962 and a Senior Lecturer until 1990.

          Nicholas G. Hatsopoulos, Ph.D. has been a Director of our Company since August 2002 and is currently an Assistant Professor at the University of Chicago. Dr. Hatsopoulos has been an Assistant Professor in Organismal Biology and Anatomy at the University of Chicago since January 2002. From January 1998 to December 2001, Dr. Hatsopoulos was an Assistant Professor of Research in the Department of Neuroscience at Brown University. Dr. Hatsopoulos has completed two postdoctoral research fellows, one in the Department of Neuroscience at Brown University and the other in the Computation Neuroscience Program at the California Institute of Technology. Dr. Hatsopoulos completed his B.A. in Physics from Williams College in 1984, his M.S. in Psychology in 1991 and his Ph.D. in Cognitive Science from Brown University in 1992.

          Theo Melas-Kyriazi has been a Director of our Company since November 2004 and is currently self-employed. Mr. Melas-Kyriazi was affiliated with Thermo Electron Corporation (NYSE:TMO) from 1986 to October 2004. He served as Chief Financial Officer of TMO from 1999 until October 2004 and, from 1994 to 1997, he served as Chief Executive Officer and President of Thermo Spectra Corporation, a publicly traded subsidiary of TMO. Mr. Melas-Kyriazi has also served as a member of the Board of Directors of Valeant Pharmaceuticals (NYSE:VRX) since 2003. Mr. Melas-Kyriazi received a B.A. in Economics from Harvard College in 1981 and a M.B.A. from Harvard Business School in 1983.

          Daniel E. Geffken has been a Director of our Company since January 2005 and is currently the Senior Vice President , Business Development and Chief Financial Officer of Omnisonics Medical Technologies, Inc. Mr. Geffken joined Omnisonics Medical Technologies, Inc. in December of 2003. Previously, Mr. Geffken was Senior Vice President of Finance and Chief Financial Officer at Transkaryotic Therapies, Inc. (NASDAQ:TKTX) from February 1997 to April 2003. Prior to Transkaryotic Therapies, Inc., Mr. Geffken held a variety of senior financial roles at Cytotherapeutics, Inc. (NASDAQ:CTII), Anderson Group (now Moscow CableCom Corp. (NASDAQ:MOCC)) and MedChem Products (now C. R. Bard Inc. (NYSE:BCR)). Mr. Geffken also spent several years at KPMG. Mr. Geffken received a B.S. in Economics from The Wharton School at the University of Pennsylvania in 1979 and a M.B.A. from Harvard Business School in 1987.

Executive Officers

     The following table provides certain information regarding those persons who serve as executive officers of Cyberkinetics, but who do not serve as directors of Cyberkinetics.

Name	Age	Position
B Burke T. Barrett	41	Vice President, Clinical Operations
J. Christopher Flaherty	43	Executive Vice President, Technology and Intellectual Property
K Kimi Iguchi	42	Vice President, Finance
Jon P. Joseph, Ph.D.	48	Vice President, Research & Development and Applications Development
N Nandini Murthy	38	Vice President, Regulatory Affairs and Quality Systems

          Burke T. Barrett has been our Vice President, Clinical Operations since November 2003. From August 2002 to October 2003, Mr. Barrett was Vice President of Clinical and Regulatory Affairs at Cardiofocus, Inc., a developer of laser-based cardiac treatments. From October 1997 to June 2002, Mr. Barrett held various positions at Cyberonics, Inc. (NASDAQ:CYBX), including Vice President, Business and Technology Development. Previously, Mr. Barrett held positions in business development, clinical and regulatory affairs at Biofield Corporation (OTCBB:BZET), Dornier Medical Systems and Bausch & Lomb (NYSE:BOL). Mr. Barrett received a B.S. in both Chemical Engineering and Chemistry from Syracuse University in 1985 and a M.B.A. from Kennesaw University in Atlanta, GA in 1992.

          J. Christopher Flaherty has been our Executive Vice President, Technology and Intellectual Property since September 2003. Mr. Flaherty founded Insulet Corporation in July 2000 and served as its President and Chief Operating Officer until January 2002. Mr. Flaherty also co-founded TransVascular, Inc. in March 1996 and served as its Executive Vice President until June 2003. Mr. Flaherty has also held positions at Pfizer (NYSE:PFE) and

Strato Medical. Mr. Flaherty earned a B.S. in Aeronautical and Electrical Engineering from Massachusetts Institute of Technology in 1985.

          Kimi Iguchi has been our Vice President, Finance since August 2004. From May 1998 to March 2004, Ms. Iguchi worked in a variety of roles at Millennium Pharmaceuticals (NASDAQ:MLNM). Ms. Iguchi served as head of the Biotherapeutics subsidiary and most recently as Senior Director, Financial Planning and Analysis. Ms. Iguchi was the Senior Manager of External Reporting at Biogen, Inc. (now Biogen IDEC (NASDAQ:BIIB) from October 1996 to May 1998. Prior to that, from September 1995 to October 1996, Ms. Iguchi was Director of Financial Reporting at Continental Cablevision. Ms. Iguchi is a Certified Public Accountant and was a public accountant at Coopers and Lybrand (now Price Waterhouse Coopers) from 1987 to 1995. Ms. Iguchi received a B.S. in Chemistry from Drew University in 1984 and a M.B.A. from Northeastern University in 1987.

          Jon P. Joseph, Ph.D. has been our Vice President, R&D and Applications Development since April 2004. From November 2003 to April 2004, Dr. Joseph was our Vice President, Applications Development. From June 2001 to August 2003, Dr. Joseph was the Chief Technology Officer and Vice President of Engineering and New Technologies of the NeuroCare Division of VIASYS Healthcare (NYSE:VAS), a medical device company. Dr. Joseph joined Nicolet Biomedical in 1990 and held a number of program and research management assignments, including Vice President New Technology and Software Quality from February 1997 to June 2001. Prior to that, Dr. Joseph was an Assistant Professor at the University of Wisconsin, Madison where he founded the Biomagnetic Research Laboratory for brain research. He received a B.A. in Physics from Carleton College in Northfield, Minnesota in 1979 and a Ph.D. in Physics with a focus in Neuroscience from the University of Wisconsin, Madison in 1987.

          Nandini Murthy has been our Vice President, Regulatory Affairs and Quality Systems since January 2004. From December 2002 to January 2004, Ms. Murthy was our Director, Regulatory Affairs and Quality Systems. From July 2001 to November 2002, Ms. Murthy was the Director of Regulatory and Quality Systems at Aspect Medical Systems (NASDAQ:ASPM), a medical device company. Prior to that, from December 1999 to June 2001, Ms. Murthy held regulatory positions at Thoratec (NASDAQ:THOR). She also held regulatory and quality positions at Hologic, Inc. (NASDAQ:HOLX), USCI Division of C.R.Bard (NYSE:BCR), Technomed and Toxikon. Ms. Murthy received a B.S. in Chemistry, Zoology and Environmental Science from St. Joseph’s College in Bangalore, India in 1987 and a M.S. in Environmental Science from the University of Massachusetts, Boston in 1990.

Family Relationships

     There are no family relationships among the directors and executive officers other than the following: George N. Hatsopoulos is the father of Nicholas G. Hatsopoulos.

The Board of Directors and Committees

     The Board of Directors is responsible for the supervision of the overall affairs of the Company. The Board met twelve times in fiscal 2004. During 2004, each director attended at least 75% of all Board meetings and meetings of any committee on which he served.

     Audit Committee

     The Board of Directors has established an Audit Committee. The Audit Committee’s responsibilities include:

•	appointing, evaluating, and retaining the independent auditor,

•	reviewing and discussing with management and independent auditors our annual and quarterly financial statements and disclosures,

•	discussing our systems of internal control over financial reporting, and

•	meeting independently with the independent auditors and management.

     The Audit Committee currently consists of Theo Melas-Kyriazi and Daniel E. Geffken. Each of Messrs. Melas-Kyriazi and Geffken qualify as a “financial expert” under Item 401 of Regulation S-B of the Securities and Exchange Act of 1934, as amended, and are “independent,” under the listing standards of the American Stock Exchange. As the Company’s stock is traded on the OTC Bulletin Board, the Company has chosen to use the definition of “independent” under the listing standards of the American Stock Exchange.

Director Compensation

     Directors who are not our employees and who do not beneficially own greater than 2% of our outstanding common stock will receive the following compensation:

•	An annual retainer of $20,000, plus an additional retainer of $5,000 and $3,000, respectively, if serving as Chairman of the Board or Chairman of the Audit Committee.

•	New directors shall receive an initial stock option grant to purchase 20,000 shares of common stock at the then fair market value, which will vest over four years.

•	Existing directors shall receive an annual stock option grant to purchase 5,000 shares of common stock at the then fair market value, which will vest over four years.

          All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or any committee of the Board of Directors.

Code of Ethics

     Cyberkinetics has adopted a Code of Ethics that is applicable to Cyberkinetics’ principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. The Code of Ethics was filed as part of Cyberkinetics’ 10-KSB and is available on the Securities and Exchange Commission’s website at www.sec.gov. Amendments to and waivers from the Code of Ethics will also be disclosed in future filings with the Securities and Exchange Commission.

SHAREHOLDINGS OF CERTAIN
BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth, as April 25, 2005, the number and percentage of shares of Common Stock beneficially owned, directly or indirectly, by each of Cyberkinetics’ directors, director-nominees, the Named Executive Officers, beneficial owners of more than 5% of the outstanding shares of common stock and by the directors and executive officers of Cyberkinetics as a group. Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and do not necessarily indicate ownership for any other purpose, and generally includes voting or investment power with respect to the shares and shares which such person has the right to acquire within 60 days of April 25, 2005. Except as subject to community property laws, where applicable, and except as indicated below, the person named below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her. Unless otherwise indicated, the persons listed below can be contacted at 100 Foxborough Blvd., Suite 240, Foxborough, MA 02035.

		Amount and
		Nature of
Title of		Beneficial	Percent of
Class	Name and Address of Beneficial Owner	Owner	Class**
Common Timothy R. Surgenor(1)		570,561	3.5%
Stock	President, Chief Executive Officer and Director

Common John P. Donoghue, Ph.D.(2)		584,473	3.6%
Stock	Founder, Chief Scientific Officer and Director

Common J. Christopher Flaherty(3)		93,194	*
Stock	Executive Vice President, Technology and Intellectual Property

Common Burke T. Barrett(4)		71,111	*
Stock	Vice President, Clinical Operations

Common Jon P. Joseph, Ph.D.(5)		53,000	*
Stock	Vice President, R&D and Applications Development

Common Nandini Murthy(6)		57,813	*
Stock	Vice President, Regulatory Affairs and Quality Systems

Common Nicholas G. Hatsopoulos, Ph.D.(7)		412,287	2.6%
Stock	Founder and Director

Common Mark P. Carthy(8)		7,312,495	46.1%
Stock	Director

Common Philip W. Morgan(9)		—	—
Stock	Director

Common George N. Hatsopoulos, Ph.D.(10)		1,292,822	8.2%
Stock	Director

Common Theo Melas-Kyriazi		—	—
Stock	Director

Common Daniel E. Geffken(11)		—	—
Stock	Director

Common All directors and executive officers as a group
Stock	(13 persons)(12)	10,452,024	61.3%

	Five Percent Stockholders:

Common Oxford Bioscience Partners and affiliated entities(8)		7,312,495	46.1%
Stock

Common The Global Life Science Ventures Fonds II GmbH &
Stock	Co KG(13)	1,202,805	7.6%

Common The Global Life Science Ventures Fund II L.P.(13)		935,515	5.9%
Stock

Common GDH Partners, L.P.(10)		1,292,822	8.2%
Stock

*	Indicates less than 1.0%

**	Based on 15,760,553 shares outstanding as of April 25, 2005.

(1)	Includes options to purchase 506,250 shares of common stock exercisable within 60 days of April 25, 2005. Also includes 40,000 shares of common stock and 13,200 warrants to purchase common stock held by the

Daniel S. Gregory 1987 Trust for the benefit of Charlotte Gregory Surgenor. Mr. Surgenor’s children are the primary beneficiaries of the trust and Mr. Surgenor and his wife retain a pecuniary interest in the shares and warrants.

(2)	Includes options to purchase 281,758 shares of common stock exercisable within 60 days of April 25, 2005.

(3)	Includes options to purchase 88,750 shares of common stock exercisable within 60 days of April 25, 2005.

(4)	Includes options to purchase 60,000 shares of common stock exercisable within 60 days of April 25, 2005.

(5)	Includes options to purchase 45,000 shares of common stock exercisable within 60 days of April 25, 2005.

(6)	Includes options to purchase 57,813 shares of common stock exercisable within 60 days of April 25, 2005.

(7)	Includes options to purchase 109,572 shares of common stock exercisable within 60 days of April 25, 2005. Such person may be contacted at 1027 East 57th St., Chicago, IL 60637.

(8)	Jonathan J. Fleming, Jeffrey T. Barnes, Mark P. Carthy, Alan G. Walton and Michael E. Lytton exercise voting and investment control with respect to shares held by Oxford Bioscience Partners. These persons are the General Partners of OBP Management IV L.P., which is the General Partner of the funds referenced herein. The holdings of Oxford Bioscience Partners include 7,135,795 shares and warrants to purchase 104,061 shares held by Oxford Bioscience Partners IV, L.P. and 71,595 shares and warrants to purchase 1,044 shares held by MRNA Fund II, L.P. Mr. Carthy, a Director of Cyberkinetics since 2002, disclaims beneficial ownership of the shares held by funds affiliated with Oxford Bioscience Partners, except to the extent of his proportionate pecuniary interest therein. The listed beneficial owners may be contacted at 222 Berkeley St., Suite 1650, Boston, MA 02116.

(9)	Philip W. Morgan, a Director of Cyberkinetics since 2003, is a Venture Partner to Global Life Science Ventures and does not exercise any voting or investment power over shares beneficially owned by The Global Life Science Ventures Fonds II GmbH & Co., KG and The Global Life Science Ventures Fund II, L.P. See footnote (13) below. Mr. Morgan disclaims beneficial ownership of all shares issued or issuable to the referenced entities, except to the extent of his proportionate pecuniary interest. Mr. Morgan may be contacted through 1 Northumberland Avenue Trafalgar Square, London, England WC2N 5BW.

(10)	Daphne Hatsopoulos exercises voting and investment control with respect to shares held. The holdings include 1,275,305 shares and warrants to purchase 17,517 shares held by GDH Partners L.P. Dr. Hatsopoulos, a Director of Cyberkinetics since 2002, is a limited partner of GDH Partners L.P. and a minority owner GDH Management, LLC, which is a general partner of GDH Partners L.P. Dr. Hatsopoulos disclaims beneficial ownership of the shares held by GDH Partners L.P., except to the extent of his proportionate pecuniary interest therein. The listed beneficial owners may be contacted at 233 Tower Road, Lincoln, MA 01773.

(11)	Mr. Geffken may be contacted at 66 Concord Street, Wilmington, MA 01887.

(12)	Includes options to purchase 1,149,143 shares of common stock exercisable within 60 days of April 25, 2005 and warrants to purchase 135,822 shares. See also footnotes 1-6, 8 and 10 above.

(13)	Dr. Hans A. Kupper and Hanns Peter Wiese exercise voting and investment control with respect to shares held. The holdings relate to 1,183,500 shares and warrants to purchase 19,305 shares held by The Global Life Science Ventures Funds II GmbH & Co., KG and 920,500 shares and warrants to purchase 15,015 shares held by The Global Life Science Ventures Fund II, L.P. The Global Life Science Ventures Fonds II GmbH & Co., KG may be contacted at Von-Der-Tann-Str. 3, D-80539 Munich, Germany and the Global Life Science Ventures Fund II L.P. may be contacted at PO Box 431, Alexander House, 13-15 Victoria Rd., St. Peter Port, Guernsey, GY1 1ZD.

October 2004 Merger and Change of Control

     We were originally incorporated in the State of Nevada under the name of Trafalgar Ventures Inc. (“Trafalgar”). On July 23, 2004, Trafalgar, certain stockholders of Trafalgar, Trafalgar Acquisition Corporation, a Nevada corporation (“Merger Sub”), and Cyberkinetics, Inc., a privately-held Delaware corporation (“Cyberkinetics”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Trafalgar, through its wholly-owned subsidiary, Merger Sub, agreed to acquire Cyberkinetics in exchange for shares of Trafalgar’s common stock (the “Merger”). The Merger closed on October 7, 2004 (the “Closing”). Immediately prior to the Closing, 1,500,000 shares of Trafalgar common stock were cancelled and Trafalgar effected a 1-for-2.1142857 reverse stock split of its outstanding common stock. Each share of Cyberkinetics common stock (an aggregate of 12,589,481 shares) was converted into one share of Trafalgar’s common stock, an exchange ratio in the Merger of one-to-one. Immediately upon Closing, Trafalgar effected a reincorporation from the State of Nevada to the State of Delaware and a corporate name change to “Cyberkinetics Neurotechnology Systems, Inc.” and Robert Gorden Smith and Richard Harris resigned from the board of directors and Timothy R. Surgenor, John P. Donoghue, Ph.D., Mark P. Carthy, Philip W. Morgan, George N. Hatsopoulos, Ph.D. and Nicholas G. Hatsopoulous, Ph.D., all of whom were directors of Cyberkinetics, Inc., were appointed as directors of the Company.

     Prior to the Merger with Cyberkinetics, Trafalgar did not have any significant operational activity. Concurrent with the Closing of the Merger, we terminated all prior operational activities conducted by Trafalgar. We now operate as the parent company of Cyberkinetics, Inc.

     Section 16(a) Beneficial Ownership Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires the Cyberkinetics’ directors and certain executive officers and persons who own more than ten percent (10%) of a registered class of Cyberkinetics’ equity securities (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the Securities and Exchange Commission. The Reporting Persons are required by Securities and Exchange Commission regulation to furnish Cyberkinetics with copies of all Section 16(a) forms they file.

     To the knowledge of Cyberkinetics, based solely on its review of the copies of such forms received by it, or written representations from the Reporting Persons, all of the insiders of Cyberkinetics complied with all filing requirements during 2004.

Executive Compensation

     The following table sets forth information concerning the compensation earned by our Chief Executive Officer and the four most highly compensated executive officers who served during the year ended December 31, 2004, and whose annual salary and bonus during the year ended December 31, 2004 exceeded $100,000 (the “Named Executive Officers”). Each became an executive officer of Cyberkinetics Neurotechnology Systems, Inc. as of the effective date of the Merger.

Summary Compensation Table

					Long Term
					Compensation
					Awards
	Annual Compensation				Securities
				Other Annual	Underlying	All Other
		Salary	Bonus	Compensation	Options/SARS	Compensation
Name and Position	Year	($)	($)(2)	($)	(#)	($)(7)
Timothy R. Surgenor	2004	246,292	125,000	—	—	5,761
President, Chief Executive	2003	235,904	—	—	900,000	2,169
Officer and Director (1)

J. Christopher Flaherty	2004	203,734	25,000	—	—	1,115
Executive Vice President,	2003	66,929	—	112,500	190,000	615
Technology and Intellectual Property (3)

					Long Term
					Compensation
					Awards
	Annual Compensation				Securities
				Other Annual	Underlying	All Other
		Salary	Bonus	Compensation	Options/SARS	Compensation
Name and Position	Year	($)	($)(2)	($)	(#)	($)(7)
Burke T. Barrett	2004	184,294	—	—	30,000	3,654
Vice President, Clinical	2003	29,773	—	—	150,000	554
Operations (4)

Jon P. Joseph, Ph.D.	2004	178,550	—	—	40,000	—
Vice President, R&D and	2003	21,926	—	—	100,000	—
Applications Development (5)

Nandini Murthy	2004	131,760	25,000	—	35,000	3,111
Vice President Regulatory	2003	116,779	—	—	75,000	2,055
Affairs and Quality Systems(6)

(1)	Timothy R. Surgenor was hired on January 1, 2003.

(2)	Bonuses reflected for 2004 were earned during 2003. Bonuses awarded for the year ended December 31, 2004 are discussed below.

(3)	J. Christopher Flaherty was hired on September 2, 2003. He was a consultant to Cyberkinetics from February 19, 2003 to September 1, 2003. The amount reflected under “Other Annual Compensation” reflects the compensation paid to Mr. Flaherty as a consultant to Cyberkinetics.

(4)	Burke T. Barrett was hired on November 3, 2003.

(5)	Jon P. Joseph, Ph.D. was hired on November 10, 2003.

(6)	Nandini Murthy was hired on December 16, 2002.

(7)	Consists of 401(k) employer contributions.

2004 Bonus Awards

     The following Named Executive Officers earned the bonuses indicated below for the year ended December 31, 2004:

		Dollar Value of
	Cash Bonus	Stock Bonus*	Shares Issued*
Timothy Surgenor	$100,000	$25,000	11,111
J. Christopher Flaherty	$40,001	$9,999	4,444
Burke Barrett	—	$25,000	11,111
Jon Joseph	$12,000	$18,000	8,000
Nandini Murthy	$20,000	—	—

*	Number of shares issued is based upon a per share price of $2.25 on the date of grant.

          The Board awarded the cash bonus to Mr. Surgenor pursuant to, and consistent with, his existing employment agreement, dated November 3, 2004. Mr. Surgenor’s employment agreement reflects a target cash bonus of $100,000 and provides the Compensation Committee with the discretion to award up to the full target amount based on objective and mutually agreed upon criteria, which, for 2004, included, among other things, achievement of certain regulatory approvals, execution of a clinical trial, and becoming a reporting company under the federal securities laws.

     The Board awarded the stock bonuses pursuant to Cyberkinetic’s Second Amended and Restated 2002 Equity Incentive Plan, as last amended by its stockholders on April 30, 2004. The shares issued pursuant to such stock bonus awards are not subject to a share repurchase option in favor of Cyberkinetics and are fully vested. These shares are subject to lock-up agreements whereby the holders agreed not to offer, sell or otherwise dispose of 50% of such shares through the earlier of (i) the close of trading on October 6, 2006, or (ii) the first day after October 6, 2005, when, for a period of 20 consecutive trading days, the average stock price for Cyberkinetics’ shares of common stock is greater than $8 per share and the average daily trading volume is over 50,000 shares (the “First Release”), and the remaining 50% of the shares until 180 days after the First Release.

Options Granted in the Last Fiscal Year

     The following table sets forth information regarding options granted to the Named Executive Officers during the year ended December 31, 2004 by Cyberkinetics, such options now representing options to purchase our common stock.

Stock Option Grants
For Fiscal Year Ended December 31, 2004

	Number of
	Securities	% of Total	Exercise or Base
	Underlying	Options Granted	Price per Share	Expiration
	Grants(1)	to Employees(2)	($/Share)(3)	Date(4)
Timothy R. Surgenor	—	—	—	—
J. Christopher Flaherty	—	—	—	—
Burke T. Barrett	30,000	5%	$4.89	11/2/2014
Jon P. Joseph, Ph.D.	20,000	4%	$0.50	8/10/2014
	20,000	4%	$4.89	11/2/2014
Nandini Murthy	35,000	6%	$0.50	4/05/2014

(1)	All options vest 6.25% each quarter over a period of four years.

(2)	The total number of options granted to our employees, excluding 20,000 shares underlying options granted to non-employee directors, during 2004 was 554,100.

(3)	The exercise price per share of options granted represents the fair market value of the underlying shares of common stock on the date the options were granted.

(4)	Such stock options expire ten years from the date of grant.

2004 Fiscal Year-End Option Values

     The following table sets forth option summary information concerning the number of shares of common stock underlying unexercised stock options and the value of the in-the-money options as of December 31, 2004 held by the Named Executive Officers. The value of unexercised in-the-money options as of December 31, 2004 is based on $3.85 per share, which was the assumed fair market value of the common stock at that date, less the exercise price per share. None of the Named Executive Officers exercised options during the year ended December 31, 2004.

	Number of Securities
	Underlying		Values of Unexercised
	Unexercised Options at		In-The-Money Options at
	December 31, 2004 (#)		December 31, 2004 ($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Timothy R. Surgenor	506,250	393,750	1,944,000	1,512,000
J. Christopher Flaherty*	88,750	101,250	332,813	379,688
Burke T. Barrett	60,000	120,000	210,938	351,563
Jon P. Joseph, Ph.D.	45,000	95,000	157,375	284,625
Nandini Murthy	57,813	52,187	216,799	195,701

*	Includes 10,000 options that were granted when Mr. Flaherty was a non-employee consultant.

Employment Contracts

     On November 3, 2004, our Board of Directors approved an Employment Agreement (the “Agreement”) with Timothy R. Surgenor, our President and Chief Executive Officer. During the term of Agreement, Mr. Surgenor will earn a base salary of no less than $244,400 per annum (or such higher amount as the Compensation Committee may establish), to be reviewed annually. He is also eligible to receive an annual cash bonus of up to $100,000, based on objectives mutually agreed upon by the Board of Directors, the Compensation Committee and Mr. Surgenor. The Agreement shall terminate upon the death or disability of Mr. Surgenor; provided, however, that we may terminate Mr. Surgenor’s employment immediately “for cause” with no further obligations. If we terminate Mr. Surgenor’s employment “without cause,” he will be entitled to 18 months of severance pay at rate of one hundred percent of his monthly salary and a bonus equal to the average of the annual cash bonus earned in each of the two fiscal years prior to his termination.

Option Plans

     2002 Equity Incentive Plan

     On August 12, 2002, Cyberkinetics’ Board of Directors and its stockholders adopted the 2002 Equity Incentive Plan (the “2002 Equity Plan”).

     Purpose. The purpose of the 2002 Equity Plan is to retain the services of eligible recipients and to provide incentives for eligible recipients to exert efforts for the success of the company and its affiliates.

     Administration, Amendment and Termination. The 2002 Equity Plan is administered by the Board of Directors unless such duties are delegated to a committee. The Board of Directors may delegate administration of the 2002 Equity Plan to the Compensation Committee. The Board of Directors has the authority to determine eligible persons to be granted awards under the 2002 Equity Plan, the terms of the awards, including whether the shares of such award will be subject to forfeiture, to construe and interpret the 2002 Equity Plan and awards, to amend the 2002 Equity Plan and to exercise such powers deemed necessary or expedient to promote the best interests of the company.

     The Board of Directors, in its discretion, selects from the class of eligible persons those individuals to whom awards will be granted and determines the nature, dates, amounts, exercise prices, vesting periods and other relevant terms of such awards. The Board may, with the consent of the recipient of an award, modify the terms and conditions of such award. Awards may be granted under the 2002 Equity Plan until the earlier of the tenth anniversary of the adoption of the 2004 Plan or its termination.

     Eligibility. Our directors, employees and consultants, and the directors, employees and consultants of any affiliated company, if any, are eligible to receive grants of stock options, restricted stock, and stock bonuses, under the 2002 Equity Plan. As of March 31, 2005, 37 persons were eligible for selection to receive awards under the 2002 Equity Plan, consisting of 29 employees other than executive officers, seven executive officers and six non-employee directors.

     Securities Subject to the 2002 Equity Plan. Currently, no more than 2,533,333 shares of our common stock may be issued and outstanding or subject to outstanding awards granted under the 2002 Equity Plan. Shares of common stock subject to unexercised portions of any award that expire, terminate or are canceled, and shares of common stock issued pursuant to an award that we reacquire pursuant to the terms of the award under which the shares were issued, will again become eligible for the grant of further awards under the 2002 Equity Plan. The shares to be issued under the 2002 Equity Plan are made available either from authorized but unissued shares of our common stock or from previously issued shares of our common stock that we reacquire, including shares purchased on the open market.

     Adjustments. If any change is made in the common stock subject to the 2002 Equity Plan, or subject to any award, without the receipt of consideration by the company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the 2002 Equity Plan will be appropriately adjusted in the class(es) and maximum number of securities subject to, and outstanding awards under, the 2002 Equity Plan and price per share of common stock subject to such outstanding awards.

     Asset Sale, Merger or Consolidation. Unless an award provides otherwise, in the event of (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the Company’s outstanding voting power of the surviving entity (or its parent) following the consolidation, merger or reorganization or (iii) any transaction (or series of related transactions involving a person or entity, or a group of affiliated persons or entities) in which in excess of 50% of the Company’s outstanding voting power is transferred (individually, a “Corporate Transaction”), then any surviving corporation or acquiring corporation will assume any awards outstanding under the 2002 Equity Plan or shall substitute similar stock awards (including an award to acquire the same consideration paid to the stockholders in the Corporate Transaction) for those outstanding under the 2002 Equity Plan. In the event any surviving corporation or acquiring corporation refuses to assume such awards or to substitute similar stock awards for those outstanding under the 2002 Equity Plan, then with respect to awards held by participants whose continuous service has not terminated, the vesting of such awards (and, if applicable, the time during which such awards may be exercised) may, in the discretion of the Board, be accelerated in full, and the awards will terminate if not exercised (if applicable) at or prior to the Corporate Transaction. With respect to any other awards outstanding under the 2002 Equity Plan, such awards will terminate if not exercised (if applicable) prior to the Corporate Transaction.

     Section 162(m) of the Internal Revenue Code Limitations. In general, Section 162(m) of Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), imposes a $1 million limit on the amount of compensation that we may deduct in any tax year with respect to our Chief Executive Officer and each of our other four most highly compensated officers, including any compensation relating to an award granted under the 2002 Equity Plan. The 2002 Equity Plan is designed to allow us to grant awards that are not subject to the $1 million limit imposed by Section 162(m). No single employee may be granted any awards covering more than $1.0 million in shares of common stock during any calendar year; provided, however, that this limitation does not apply if it is not required in order for the compensation attributable to such awards to qualify as performance-based compensation as described in Section 162(m) and the regulations issued thereunder.

     Non-Assignability of Awards. Incentive stock options are not transferable and, unless permitted in the applicable grant agreement, awards are generally not transferable by a recipient during the life of the recipient.

     Stockholder Rights. No recipient or permitted transferee of an award under the 2002 Equity Plan has any rights as a stockholder with respect to any shares issuable or issued in connection with the award until we receive all amounts payable in connection with exercise of the award and performance by the recipient of all obligations under such award.

Award Types

     Stock Options. Stock options granted under the 2002 Equity Plan may be incentive stock options (“incentive stock options”), which are intended to qualify under the provisions of Section 422 of the Internal Revenue Code, or nonqualified stock options (“nonqualified stock options”), which do not so qualify.

     Incentive stock options may not be granted at less than the fair market value of our common stock at the date of grant. The options can be exercisable at various dates, as determined by our Board of Directors, and will expire no more than ten years from the date of grant. For holders of more than 10% of our voting stock, incentive stock options may not be granted at less than 110% of the fair market value of our common stock at the date of grant, with an expiration date not to exceed five years. Options granted under the 2002 Equity Plan vest over periods as determined by the Board of Directors.

     The exercise price of any option may be paid in cash or by other consideration deemed by the Board of Directors to be acceptable, including delivery of our capital stock (surrendered by or on behalf of the optionee) or in any other form of legal consideration that is acceptable to the Board of Directors. The Board of Directors may allow exercise in a broker-assisted transaction in which the exercise price will not be received until after exercise if the exercise of the option is followed by an immediate sale of all or a portion of the underlying shares and a portion of the sales proceeds is dedicated to full payment of the exercise price. The 2002 Equity Plan allows that an option may be granted with a provision entitling the holder to a further option in the event the holder exercises the option by surrendering other shares of common stock, which is also known as a re-load option.

     Options granted under the 2002 Equity Plan vest, become exercisable and terminate as determined by the Board of Directors. All options granted under the 2002 Equity Plan may be exercised at any time after they vest and before their expiration date or earlier termination; provided, however, that no option may be exercised more than 10 years after the date of its grant; and provided, further, that the exercise period may be less than 10 years if required by the Internal Revenue Code. In the absence of a specific written agreement to the contrary, and in each case subject to earlier termination on the option’s original expiration date, incentive stock options will terminate 12 months after death or permanent disability; and, with respect to termination of employment for any reason other than disability or retirement, three months.

     Restricted Stock. Shares of restricted stock may be granted by the Board of Directors to recipients who may not transfer the restricted shares until the restrictions are removed or expire. The Board of Directors will generally determine the relevant criteria, terms and restrictions. The purchase price of restricted stock may not be less that 85% of fair market value on the date of issuance. Shares acquired under a restricted stock purchase award may be subject to a share repurchase option with a vesting schedule.

     Stock Bonus Awards. Stock bonuses may be awarded for past services rendered to the Company. Stock bonus awards contain such terms and conditions as deemed appropriate by the Board of Directors, including a share repurchase option.

     2002 Founders’ Option Plan

     On August 12, 2002, Cyberkinetics’ Board of Directors and its stockholders adopted the 2002 Founders’ Option Plan (the “2002 Founders’ Plan”). The 2002 Founders’ Plan, and all options outstanding thereunder, were assumed by us in connection with the Merger. The 2002 Founders’ Plan provides for the granting of incentive stock options, nonqualified option awards, stock grants and other restricted stock awards to certain key employees and stockholders. On June 20, 2003, Cyberkinetics’ Board of Directors and its stockholders amended the 2002 Founders’ Plan to reduce the total number of shares available from 1,430,915 to 1,230,915.

At December 31, 2004, an aggregate of 3,102,750 stock options were outstanding under the 2002 Equity Plan and the 2002 Founders’ Plan at prices ranging from $0.01 to $4.89 per share. At such date, there were 436,880 stock options available for grant.

EQUITY COMPENSATION PLAN INFORMATION

     The following table provides information as of December 31, 2004 regarding compensation plans (including individual compensation arrangements) under which equity securities of our Company are authorized for issuance. Information is included for both equity compensation plans approved by our stockholders and equity compensation plans not approved by our stockholders.

Number of Securities
Remaining Available
for Future Issuance
	Number of Securities to be		Weighted-average	Under Equity
	Issued Upon Exercise of		Exercise Price of	Compensation Plans
	Outstanding Options,		Outstanding Options,	(excluding securities
	Warrants and Rights		Warrants and Rights	reflected in column (a))
Plan Category	(a)		(b)	(c)
Equity compensation plans approved by security holders	3,151,180	(1)	$0.31	436,880
Equity compensation plans not approved by security holders	—		—	—

Total	3,151,180		$0.31	436,880

(1)	Includes 2,034,335 stock options under the 2002 Equity Incentive Plan and 1,068,415 stock options under the 2002 Founders’ Option Plan, and 48,430 warrants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Cyberkinetics, Inc.

     Cyberkinetics, Inc. is a wholly-owned subsidiary of Cyberkinetics Neurotechnology Systems, Inc., which is a holding company. Cyberkinetics Neurotechnology Systems, Inc. and Cyberkinetics, Inc. have interlocking executive positions and share common ownership.

October 2004 Merger Transaction

     In October 2004, we completed the Merger transaction with Cyberkinetics, Inc. At the closing, Cyberkinetics, Inc. became a wholly-owned subsidiary of Cyberkinetics Neurotechnology Systems, Inc. (formerly Trafalgar Ventures Inc.) and all outstanding securities of Cyberkinetics, Inc. were converted into securities of Cyberkinetics Neurotechnology Systems, Inc. on a one-for-one basis. The following sets forth information with respect to our affiliates holdings prior to the Merger:

•	Oxford Biosciences Partners — Prior to the Merger, Oxford Biosciences Partners and its affiliated entities held 888,889 shares of common stock and 6,000,000 shares of preferred stock of Cyberkinetics, Inc. The shares were purchased for aggregate consideration of $6,000,089.

•	Global Life Science Ventures — Prior to the Merger, Global Life Sciences and its affiliated entities held 2,000,000 shares of preferred stock of Cyberkinetics, Inc. The shares were purchased for aggregate consideration of $2,000,000.

•	GDH Partners, LP — Prior to the Merger, GDH Partners and its affiliated entities held 222,222 shares of common stock and 1,000,000 shares of preferred stock of Cyberkinetics, Inc. The shares were purchased for aggregate consideration of $1,000,000.

November 2004 Private Placement

     In November 2004, we completed a private placement, whereby we (i) sold 2,000,000 shares of our common stock at a price of $3.00 per share for aggregate gross proceeds of $6,000,000; and (ii) issued warrants to purchase up to an additional 660,000 shares of our common stock at an exercise price of $6.00 per share. Our placement agent, Rodman & Renshaw, LLC, also received a warrant to purchase 100,000 shares of our common stock as partial consideration for its services during the private placement. The following issuees are officers and/or members of our Board of Directors:

•	Timothy R. Surgenor, President, Chief Executive Officer and Director — An aggregate of 40,000 shares of our common stock and warrants to purchase an aggregate of 13,200 shares of our common stock was issued to the Daniel S. Gregory 1987 Trust for the benefit of Charlotte Gregory Surgenor. Mr. Surgenor’s children are the primary beneficiaries of the trust and Mr. Surgenor and his wife retain a pecuniary interest in the shares and warrants.

•	Mark P. Carthy, Director — An aggregate of 318,501 shares of our common stock and warrants to purchase an aggregate of 105,105 shares of our common stock was issued to certain affiliated entities of Oxford Bioscience Partners. Mr. Carthy is a general partner of OBP Management IV L.P., an affiliate of Oxford Bioscience Partners. Mr. Carthy disclaims beneficial ownership of all shares issued or issuable to Oxford Bioscience Partners or its affiliated entities, except to the extent of his proportionate pecuniary interest, but exercises shared voting and investment power with respect to some of these shares.

•	George N. Hatsopoulos, Ph.D., Director — An aggregate of 53,083 shares of our common stock and warrants to purchase an aggregate of 17,517 shares of our common stock was issued to GDH Partners, LP. Dr. Hatsopoulos is a limited partner of GDH Partners LP and a minority owner of GDH Management LLC, which is a general partner of GDH Partners, LP. Dr. Hatsopoulos disclaims beneficial ownership of all shares issued or issuable to GDH Partners LP, except to the extent of his proportionate pecuniary interest.

•	Philip W. Morgan, Director — An aggregate of 104,000 shares of our common stock and warrants to purchase an aggregate of 34,320 shares of our common stock was issued to certain affiliated entities of Global Life Science Ventures. Mr. Morgan is a Venture Partner to Global Life Science Venture II Mr. Morgan disclaims beneficial ownership of all shares issued or issuable to Global Life Science Ventures or its affiliated entities, except for his proportionate pecuniary interest, but, at the time of the private placement, exercised shared voting and investment power with respect to some of these shares.

The following issuees are affiliates of our Company:

•	Oxford Bioscience Partners, affiliate — An aggregate of 318,501 shares of our common stock and warrants to purchase an aggregate of 105,105 shares of our common stock were issued to affiliates of Oxford Bioscience Partners.

•	Global Life Science Ventures, affiliate — An aggregate of 104,000 shares of our common stock and warrants to purchase an aggregate of 34,320 shares of our common stock were issued to affiliates of Global Life Science Ventures.

•	GDH Partners, LP, affiliate — An aggregate of 53,083 shares of our common stock and warrants to purchase an aggregate of 17,517 shares of our common stock were issued to GDH Partners, LP.

CHANGE IN ACCOUNTANTS

     On October 6, 2004, following approval from our Board of Directors, we terminated Morgan and Company (“Morgan”) as our independent auditor. Morgan audited Trafalgar’s financial statements for the fiscal years ended April 30, 2004, 2003 and 2002.

     Morgan’s reports on Trafalgar’s financial statements for the fiscal years ended April 30, 2004, 2003 and 2002 did not contain any adverse opinion or disclaimer of opinion and were not qualified as to audit scope or accounting principles. The reports of Morgan for the fiscal years ended April 30, 2004, 2003 and 2002 were qualified reports in that adverse financial conditions identified by the accountants raised substantial doubt about Trafalgar’s ability to continue as a going-concern. During the two most recent fiscal years ended April 30, 2004 and 2003, and in the subsequent interim periods through October 8, 2004 (the filing date of a Current Report on Form 8-K to disclose the termination), (i) there were no disagreements between Trafalgar and Morgan on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Morgan, would have caused Morgan to make reference to the subject matter of the disagreement in connection with its reports and (ii) there were no “reportable events,” as defined in Item 304(a)(1)(iv) of Regulation S-B of the Securities Exchange Act of 1934, as amended (the “Act”). The decision to replace Morgan was not the result of any disagreement between Morgan and Trafalgar on any matter of accounting principle or practice, financial statement disclosure or audit procedure. The Board of Directors deemed it in our best interests to change independent auditors following the closing of the Merger with Cyberkinetics.

     On October 6, 2004, our Board of Directors approved the appointment of Ernst & Young, LLP, as our new independent registered public accounting firm. Ernst & Young, LLP previously served as the independent auditor for Cyberkinetics.

AUDIT FEES

     Aggregate fees billed by Cyberkinetics’ independent certified public accountants for the years ended 2004 and 2003 are as follows:

	2004	2003
Audit fees	$138,510	$221,400
Audit related fees	$—	$—
Tax fees	$7,000	$11,080
All Other Fees	$—	$35,000

Audit Fees

     Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-QSB, and other audit services including the provision of consent and review of documents filed with the SEC.

Tax Fees

     Tax fees consist of fees for tax compliance, tax advice, and tax planning services. Tax advice and tax planning services relate to assistance with tax audits and appeals and employee benefit plans.

All Other Fees

     All other fees consist of fees for the audit of financial statements of an acquired business.

     Policy on Accounting Matters; Pre-Approval of Audit and Non-Audit Services of Independent Auditor

          The Audit Committee oversees Cyberkinetics’ corporate accounting and reporting practices and the quality and integrity of Cyberkinetics’ financial statements and reports, selects, hires, oversees and terminates Cyberkinetics’ independent auditors, monitors Cyberkinetics’ independent auditors’ qualifications, independence and performance, monitors Cyberkinetics’ and its affiliates’ compliance with legal and regulatory requirements, oversees all internal auditing functions and controls, and oversees Cyberkinetics’ and its affiliates’ risk management function.

     The Audit Committee’s policy is to pre-approve all audit and non-audit services, other than de minimis non-audit services, provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to particular service or category of services and is generally subject to a specific budget. In pre-approving the services in 2004 under audit related fees, tax fees or all other fees, the audit committee did not rely on the de minimis exception to the SEC pre-approval requirements. The independent auditors and management are required to periodically report to the full Board regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date.

     The Audit Committee has also delegated the Chairman of the Audit Committee the authority to approve any audit or non audit services to be provided by its independent auditors. Any approval of services by a member of the Audit Committee pursuant to this delegated authority is reported on at the next meeting of the Audit Committee.

     The Audit Committee has considered the provision of non-audit services provided by Cyberkinetics’ independent auditors to be compatible with maintaining their independence. The Audit Committee will continue to approve all audit and permissible non-audit services provided by Cyberkinetics’ independent certified public accountants. These services may include audit services and related services, tax services, and other services.